Tidal ETF Trust

898 North Broadway, Suite 2

Massapequa, New York 11758

May 18, 2022

VIA EDGAR TRANSMISSION

Mr. Ray Be

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Tidal ETF Trust (the “Trust”)

Post-Effective Amendment No. 87 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 333-227298, 811-23377

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 28, 2022, with respect to the Amendment and the Trust’s proposed new series, the Ionic Inflation Protection ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Please tell us why including only the sub-adviser in the Fund’s name is consistent with the language contained in the Trust’s Manager of Managers Exemptive Order.

Response: The Trust acknowledges the representation in the manager-of-managers order and confirms that, in light of the Fund’s name, the Trust will not rely on the manager-of-managers order to change or select a new sub-adviser for the Fund without first obtaining shareholder approval. The subsection titled “Manager of Managers Structure” in the “Additional Information about the Fund” section of the Prospectus has been removed.

2.	Please consider revising your investment objective for clarity and conciseness.

Response: The Trust has revised the Fund’s investment objective to indicate that the Fund seeks capital appreciation in elevated and rising inflationary environments.

3.	Please provide a completed fee table in correspondence.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

Principal Investment Strategies

4.	As written, your investment strategy is too dense for investors to understand. Please revise your disclosure to describe, using clear, concise, and understandable language, your investment objective (that is, what the Fund is designed to do and why) and then explain the investment strategies and investment types the Fund will use to accomplish its objective. This disclosure should be tailored to the Fund’s intentions with summary disclosure provided in Item 4 and more detailed disclosure provided in Item 9. In revising your disclosure, please also consider design principals (for example, bullets, headers, and the like) that might improve how information is presented.

Response: The Fund’s investment strategy has been revised accordingly.

5.	Please discuss “rolling” costs and other costs of entering and exiting swap positions and the impact that it will have on returns.

Response: The Trust notes that such costs will not be material with respect to the Fund’s use of inflation swaps and interest rate swaps. However, rolling costs may be relevant to the Fund’s use of swaptions. The Prospectus has been revised accordingly.

6.	Explain how the Sub-Adviser will select among different swap instruments.

Response: The Trust has revised the prospectus accordingly. In particular, the Sub-Adviser will focus on 5-year zero coupon inflation swaps.  Such swaps have sensitivity to the evolving economic landscape but are not dominated by unpredictable short-term data.

Principal Risks

7.	Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net assets, yield, and total return. Please note that after listing the most significant risks to the Fund, other principal risks may be alphabetized. See ADI 2019-08 Improving Principal Risk Disclosure. Accordingly, delete references stating that the principal risks are stated in alphabetical order.

Response: The Trust has reviewed the Fund’s Principal Investment Risk disclosures and confirms that it has tailored the risks appropriately to the Fund and ordered the principal risk disclosure so that the most significant risks to shareholders are not obscured or constructed in a manner that could render the disclosure misleading. In addition, the sentence stating that the principal risks are stated in alphabetical order has been deleted.

8.	Please clarify how Counterparty Risk and Credit Risk are different. To the extent they are the same, consider consolidating the risk descriptions.

Response: The Trust has reviewed the risk disclosures and agrees that they are interrelated. The Prospectus has been revised to reflect the consolidation of the risk disclosures.

9.	With respect to the “Cash Redemption Risk” under ETF Risks, customize the risk factor to the Fund. In addition, please clarify the capital gains risk of cash redemption (e.g., acceleration of capital gains taxes).

Response: The Trust has revised the “Cash Redemption Risk” to incorporate disclosure relating to the Fund’s investments in swap agreements and that such swap agreements may not be redeemed in-kind. The Trust respectfully declines to add additional disclosure relating to the capital gains risk of cash redemptions. The Trust believes the existing risk disclosure relating to the possibility of the Fund realizing capital gains if it has to redeem Shares for cash is clear, understandable to shareholders and addresses the risks of cash redemptions that shareholders should consider most carefully.

10.	Please confirm that interest rate risk from fixed income securities is applicable to the Fund. To the extent it is, tailor the risk and explain the Fund’s exposure to such securities.

Response: The Fund may invest in U.S. Treasury securities, including TIPS, U.S. Treasury bills, U.S. Treasury notes, and U.S. treasury bonds that would be subject to interest rate risk. As a result, such risk disclosure has been retained, however, it is a less significant risk than other risk factors and has been re-ordered accordingly in the Prospectus.

11.	Swap risk appears to be one of the Fund’s more significant risks. Do not obscure it as the fourteenth risk factor.

Response: As noted above in response to Comment No. 4, the Trust has reviewed the Fund’s Principal Investment Risks disclosures and confirms that it has tailored the risks appropriately to the Fund and ordered the principal risk disclosure so that the most significant risks to shareholders are not obscured or constructed in a manner that could render the disclosure misleading.

12.	We note that within the Swap risk disclosure, there is a statement that “Other risks include the inability to close out a position because the trading market becomes illiquid (particularly in the OTC markets) or the availability of counterparties becomes limited for a period of time.” Explain in correspondence how you evaluated the depth of the markets in which you will invest relative to the requirements of the liquidity rule.

Response: The Trust responds by noting that the Fund’s Sub-Adviser, in managing other client accounts, actively trades the types of interest rate swaps, inflation swaps, and swaptions that the Fund will invest in as part of the Fund’s principal investment strategies and that such derivative instruments are actively-traded OTC derivatives. The Trust further notes that it is common for the Sub-Adviser to trade inflation swaps in notional sizes of $100 million at a time and payer swaptions in notional sizes of $200 million at a time.

The remainder of the Fund’s positions will be in U.S. Treasuries or TIPS or ETFs invested primarily in TIPS, and, from time to time, other U.S. Treasury securities.

As such, the Sub-Adviser expects that under normal market conditions, 100% of the Fund’s investments will be classified as “Highly Liquid Investments” under the Trust’s liquidity risk management program and Rule 22e-4 under the 1940 Act. The Sub-Adviser expects that under most market conditions, 100% of the Fund’s portfolio could be converted into cash within three business days (disposed of but not necessarily settled) without significantly changing the market value of the investment, taking into account relevant market, trading and investment-specific considerations.

13.	The prospectus indicates that the Fund intends to gain exposure to inflation swaps, interest rate swaps and swaptions by investing through a wholly-owned subsidiary (the “Subsidiary”). With respect to the subsidiary, as appropriate, please disclose or explain supplementally:

a)	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Response: The Trust notes that the Fund’s Statement of Additional Information (“SAI”) discloses that “all of the Fund’s investments in the Subsidiary will be subject to the investment policies and restrictions of the Fund, including those related to leverage, collateral and segregation requirements and liquidity.”

b)	Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

Response: The Trust responds by including the following disclosure in the section titled “Additional Information About the Fund – Additional Information About the Fund’s Principal Investment Strategies”: “The Fund will comply with applicable requirements of the 1940 Act relating to investment policies, capital structure, and leverage on an aggregate basis with the Subsidiary.”

c)	Disclose that any investment adviser to the Subsidiary complies with the provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if they were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to the Fund and the Subsidiary, then, for purpose of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Trust responds by noting that, as disclosed in the Registration Statement, the Subsidiary has investment advisory and investment sub-advisory agreements with the Adviser and Sub-Adviser. The Fund is not a party to these agreements. Since the Subsidiary is not registered as an investment company, its investment advisory and investment sub-advisory agreements are not subject to the requirements of Section 15 of the 1940 Act. Nevertheless, the Subsidiary’s investment advisory and investment sub-advisory agreements will be approved by the Trust’s Board, on behalf of the Fund, as the Subsidiary’s sole shareholder. The continuance of these agreements with the Subsidiary will be reviewed and approved by the Trust’s Board in connection with the Board’s review of the Fund’s investment advisory agreement with the Adviser and the Fund’s investment sub-advisory agreement between the Adviser and the Sub-Adviser.

The Trust does not consider the Subsidiary’s investment advisory and sub-advisory agreements to be material agreements, as the Fund is not a party to such agreements. The Trust does not believe that the agreements are required to be included as an exhibit to Part C of the Trust’s Registration Statement; however, in the interest of full transparency, the Trust will file each agreement as an exhibit to the Registration Statement.

d)	Disclose that the subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17) and identify the custodian of the Subsidiary if any. Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies or principal risk of investments of the Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response: The Registrant confirms that the Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). The Trust has considered the risks to which the Fund may be subject as a result of its investment in the Subsidiary when identifying the principal risks of the Fund.

e)      Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Subsidiary and/or its board of directors, for so long as the Fund is the sole investor in the Subsidiary, will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

f)	Confirm in correspondence that the Subsidiary and its board will agree to designate an agent for service of process in the United States.

Response: The Subsidiary and/or its board of directors will agree to designate an agent for service of process in the United States.

g)	Confirm supplementally that the wholly-owned Subsidiary’s management fee, if any, will be included in the “Management Fees” and the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Trust responds supplementally by noting that the Adviser and Sub-Adviser will not receive any additional compensation for services provided to the Subsidiary. The Trust further responds by noting that the Subsidiary’s expenses will not be included in “Other Expenses” in the Fund’s Fees and Expenses table in the Prospectus because the Subsidiary’s expenses are part of the Fund’s expenses subject to the Fund’s unitary management fee.

h)	Disclose whether the Fund currently intends to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly- owned by the Fund.

Response: The Trust confirms that the Fund does not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly- owned by the Fund.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Appendix A

Completed Fees and Expenses Table and Expense Example

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.70%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.70%

(1)	Estimated for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$72	$244